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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F     []

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes []     No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

                  This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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





                        MER TELEMANAGEMENT SOLUTIONS LTD.



6-K Items
---------


1. Mer Telemanagement Solutions Ltd. Proxy Statement for Annual Meeting of Shareholders to be held on July 25, 2003.

2. Mer Telemanagement Solutions Ltd. Proxy Card for Annual Meeting of Shareholders to be held on July 25, 2003.

                                     ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.


                  NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholders:

     We are pleased to invite you to the Annual General Meeting of Shareholders to be held on July 25, 2003 at 10:00 a.m. at our offices at 40 Aluf David Street, Ramat-Gan, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

         1.   The election of four directors for terms expiring in 2004;

         2. Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their compensation;

         3. To approve amendments to our current Articles of Association to exempt our officers and directors from liability, provide them with indemnification and to obtain liability insurance in accordance with the Israeli Companies Law;

         4. To approve our entering into indemnification agreements with our officers and directors;

         5. Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002; and

         6. The transaction of any other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement. Please vote promptly. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                                     Sincerely,

                                                     Chaim Mer, Chairman



By Order of the Board of Directors
Yossi Brikman, Corporate Secretary
June 23, 2003

                             PROXY STATEMENT

     This Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on July 25, 2003. Shareholders will be asked to vote upon: (i) the election of four directors; (ii) the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their compensation;
(iii) amendments to our Articles of Association to exempt our officers and directors from liability, provide them with indemnification and to obtain liability insurance; (iv) our entering into indemnification agreements with our officers and directors; and (v) consideration and receipt of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002. Our 2002 Annual Report to Shareholders, including our audited financial statements for the year ended December 31, 2002, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about June 24, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of June 23, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 4,565,138 of our ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative majority of the votes cast is required to elect each director and to approve each of the proposals to be presented at the Meeting, other than Proposals 3 and 4.

     As a result of Mr. Chaim Mer being both a director and controlling shareholder of our company, the Israeli Companies Law requires that Proposals 3 and 4 have more stringent voting requirements. Proposal 3 will require the affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting, provided that at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders). Proposal 4 will require the affirmative vote of a majority of the ordinary shares represented at the Meeting, provided one of the following conditions is met: (i) at least one-third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting are included in the majority (excluding the vote of abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, Proposals 3 and 4 require that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of either of these proposals. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company." There will be a specific place on the proxy card to indicate if you have a personal interest in either of Proposals 3 and 4. Shareholders are asked to indicate "yes or "no."

     A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker

"non-vote"occurs when a nominee holding our ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We have received indications from our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer and Mr. Isaac Ben-Bassat, that they presently intend to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting. As a result, these shareholders (holding approximately 59.9% of our issued and outstanding ordinary shares) will be able to elect all of the nominees for director and approve Proposals 2 and 5.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our Board of Directors proposes the election of Chaim Mer, Alon Aginsky, Isaac Ben-Bassat and Steven J. Glusband as directors, to hold office for one year until the 2004 Annual General Meeting and until their successors are elected and qualified. Each nominee is currently serving as a member of the Board of Directors. The outside directors already serving on the Board are Dr. Yehoshua Gleitman and Prof. Nava Pliskin.

     Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

     Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Chaim Mer, Alon Aginsky, Isaac Ben-Bassat and Steven J. Glusband.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with the company, principal occupation, business history and other directorships held.

--------------------------------------------------------------------------------
Name                                   Age       Position with the Company
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Chaim Mer.....................         55        Chairman of the Board
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Alon Aginsky..................         40        Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Isaac Ben-Bassat..............         49        Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Steven J. Glusband............         56        Director
--------------------------------------------------------------------------------

Nominees For Election As Director For Terms Expiring In 2004

     Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the President, Chief Executive Officer and Chairman of the Board of C. Mer Industries Ltd., or C. Mer, since 1988. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion Israel Institute for Technology.

     Alon Aginsky has been a director since June 1996. Until April 1999, when he was appointed Manager of a newly formed large systems group of C. Mer, Mr. Aginsky served as our Vice President Marketing and Sales. He served as President of MTS Inc., our U.S.-based marketing subsidiary from 1990 until September 1996. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Institute of Technology.

     Isaac Ben-Bassat has been a director since our inception in December 1995. He has been Executive Vice President and a director of C. Mer since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion Israel Institute for Technology.

     Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

     The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

Directors Continuing in Office

     In addition to the aforesaid nominees, Dr. Yehoshua Gleitman and Prof. Nava Pliskin, who were appointed in July 2001 as outside directors to the Board of Directors, both for a three-year term, will continue to serve in office.

     Dr. Yehoshua Gleitman has been an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include venture capital management, finance and investments in high-tech and telecommunications. He was Chief Executive Officer of Ampal-American Israel Corporation from May 1997 and Managing Director of Ampal's Israeli wholly-owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, he was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade from January 1993 through February 1997. From 1991 through 1992, he was the general Manager of AIMS Ltd., and in 1990-1991, was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D. and an M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

     Prof. Nava Pliskin has been an outside director since July 2001. Prof. Pliskin has been an Associate Professor since 1995, in the areas of Information Systems and Information Technology, at the Department of Industrial Engineering and Management Ben-Gurion University in Israel. She has been affiliated with Ben-Gurion University in various positions since 1985, receiving tenure in 1992. In addition, she was a Thomas Henry Carroll Ford Foundation Visiting Associate Professor at the Harvard Business School in 1996-1997 and Visiting Faculty Member at Suffolk University 1989-1991. She has Ph.D. and S.M. degrees in Engineering and Applied Physics from Harvard University and a B. Sc. in Mathematics and Statistics from Tel Aviv University.

                        BOARD OF DIRECTORS AND COMMITTEES

Outside Directors

     Under the Israeli Companies Law, public companies which have offered shares to the public in or outside of Israel are required to elect two outside directors  who must  meet  specified  standards  of  independence.  The  outside directors may not have any economic relationship with us. Among other limitations, controlling shareholders of a company, and their relatives or employees cannot serve as outside directors. Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against the election of an outside director represent 1% or less of all of the voting rights in the company.

     Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

     Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

     The Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related-party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. Our Board of Directors has formed an audit committee, which presently consists of Dr. Yehoshua Gleitman, Prof. Nava Pliskin and Mr. Alon Aginsky. The audit committee exercises the powers of the Board of Directors with respect to our accounting, reporting and financial control practices.

Internal Auditor

     The Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the board of directors at the recommendation of the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of June 23, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

Name                                                                           Number of
                                                                            Ordinary Shares       Percentage of
                                                                         Beneficially Owned(1)    Outstanding
                                                                                                  Ordinary Shares(2)
Chaim Mer.....................................................                 2,089,778 (3)(4)                 44.8%
Alon Aginsky..................................................                     6,667 (5)                    *
Isaac Ben-Bassat..............................................                   689,214 (6)                    15.1%
Steven J. Glusband............................................                    10,000 (7)                    *
Dr. Yehoshua Gleitman.........................................                    --                            --
Prof. Nava Pliskin............................................                    --                            --
All directors and executive officers as a group (10 persons)                   2,921,158 (5)(8)                 60.8%
-----------
*  Less than 1%.

     (1) Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all shares beneficially owned by them.

     (2) The percentages shown are based on 4,565,138 ordinary shares issued and outstanding as of June 23, 2003.

     (3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 234,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 shares through their controlling interest in Mer Services Ltd., 95 shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 shares through their controlling interest in C. Mer.

     (4) Includes 98,824 shares issuable upon exercise of stock options.

     (5) Subject to currently exercisable stock options.

     (6) Includes 630,045 shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

     (7) Includes 9,000 shares subject to currently exercisable stock options.

     (8) Includes 239,990 shares subject to currently exercisable stock options.


Executive Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002:


                                                                  Salaries, fees,     Pension, retirement
                                                                  commissions and     and similar benefits
                                                                      bonuses
                                                               ---------------------- ---------------------

              All directors and executive officers as a
              group, consisting of fifteen (15 persons)...          $714,465                 $120,271


     During the year ended December 31, 2002, we paid to each of our independent directors an annual fee of $8,400 and a per meeting attendance fee of $300.

     As of December 31, 2002, our directors and executive officers as a group, consisting of 15 persons, held options to purchase an aggregate of 357,657 ordinary shares. All our executive officers work full time for us, except for Mr. Mer, who is employed on a part-time basis.

     During the 2002 fiscal year, the aggregate remuneration paid to all of our executive officers and directors as a group (15 persons) was approximately $834,736. In addition, we provided automobiles to our executive officers at our expense.

Stock Option Plans

1996 Stock Option Plan

     Under our 1996 Stock Option Plan, as amended, options to purchase up to 400,000 ordinary shares may be granted to employees, officers and directors. Any options which are canceled or not exercised within the option period will become available for future grants. The 1996 Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

     The 1996 Plan is administered by the Board of Directors or an Option Committee, if one is appointed by the Board, which has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the terms and provisions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant in the case of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on Nasdaq or a stock exchange on which such shares are principally traded. According to the 1996 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law.

     Options granted under the 1996 Plan will generally be exercisable under such circumstances as the Board or Option Committee determines. These options will not be transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan will terminate at such time and under such circumstances as the Board or Option Committee determines.

      No options were granted or exercised under our 1996 Plan in 2002. At December 31, 2002, there were 132,950 options outstanding at an average exercise price of $3.32 per share.

Section 102 Share Option Plan

     Under our Section 102 Share Option Plan, as amended, options to purchase up to 1,500,000 ordinary shares may be granted to our Israeli employees. Any options which are canceled or not exercised within the option period will become available for future grants. The Section 102 Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

     The exercise prices of options granted under the Section 102 Plan are determined by the Board of Directors at the time of the grant, and the options so granted generally expire no later than ten years from the date of grant.

     Pursuant to Section 102 of the Israel Income Tax Ordinance and the rules promulgated thereunder (including the requirement that the options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to the employee from the grant and exercise of options as well as from the allotment of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. We will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the Section 102 Plan at a price exceeding the exercise price, at such time as the related capital gains tax is payable by the employee.

     Options to purchase an aggregate of 35,000 ordinary shares were granted in 2002 under our Section 102 Plan at an average exercise price of $1.19 per share. No options were exercised into ordinary shares in 2002. At December 31, 2002, there were 624,630 options outstanding under the Section 102 Plan with an exercise price of $3.32 per share.

Certain Transactions

     Mrs. Dora Mer, the wife of Chaim Mer, provides ongoing legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Mrs. Mer were approved by our Board of Directors and by our Audit Committee.

     Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK Inc., entered into an agreement with C. Mer, pursuant to which they distribute and support certain of
C. Mer's products and provide certain  services on behalf of C. Mer.  Generally,
C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

                               II. APPOINTMENT OF
                       AUDITORS (Item 2 on the Proxy Card)

     Our Board of Directors first appointed Kost Forer & Gabbay, a member of Ernst & Young Global, independent public accountants, as our auditors in 1996 and has reappointed the firm as auditors since such time. As a result of Kost Forer & Gabbay's knowledge of our operations and reputation in the auditing field, the Board of Directors is convinced that the firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors and Audit Committee have again selected Kost Forer & Gabbay, a member of Ernst & Young Global, as our auditors for the year 2003 and recommend that shareholders ratify and approve the selection. The remuneration of Kost Forer & Gabbay, shall be fixed by the Board according to the volume and nature of their services.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, by our Board of Directors to conduct the annual audit of our financial statements for the year ending December 31, 2003, and to authorize the Board of Directors to fix their remuneration is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer & Gabbay, a member of Ernst & Young Global, ceases to act as our auditors, the Board of Directors will appoint other independent public accountants as auditors.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                 III. APPROVAL OF AMENDMENTS TO OUR ARTICLES OF
                  ASSOCIATION THAT WILL ALLOW US TO EXEMPT OUR
                 OFFICERS AND DIRECTORS FROM LIABILITY, PROVIDE
                     THEM WITH INDEMNIFICATION AND TO OBTAIN
                               LIABILITY INSURANCE
                           (Item 3 on the Proxy Card)

     In order to provide our officers and directors with the protections afforded officers and directors under the Israeli Companies Law, we will be required to replace Section 109 of our Articles of Association with three new sections relating to the exemption of officers from liability, the ability to indemnify officers and directors of our company and the authority to obtain liability insurance.

     Our Board of Directors believes that it is essential to amend our Articles of Association to provide the protections afforded under the Israeli Companies Law in order to retain and attract qualified officers and directors. Accordingly, the following resolution will be offered by the Board of Directors at the Meeting:

     "RESOLVED, to replace Section 109 of our current Articles of Association in its entirety with new Sections 109, 110 and 111 as contained in Appendix A to this Proxy Statement."

     Pursuant to the Israeli Companies Law, the affirmative vote of the holders holding at least seventy-five percent (75%) of the ordinary sShares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution. Of the required 75% vote, at least one-third of the votes in favor must be cast by shareholders who have no personal interest in the proposal.


                 IV. APPROVAL OF INDEMNIFICATION BY THE COMPANY
                         OF DIRECTORS AND OFFICE HOLDERS
                           (Item 4 on the Proxy Card)

     The Israeli Companies Law defines the duties of care and skill and the fiduciary duties of loyalty and good faith owed by directors and office holders to a company. Subject to the approval of the amendments to our Articles of Association (see Item 3), as permitted by the Israeli Companies Law, our
Articles of Association allow for the indemnification of our directors and senior officers against certain liabilities. We have agreed to indemnify our directors and senior officers against certain liabilities, which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, we may, to the extent permitted by law, advance funds for legal expenses covered by such indemnification.


     Our Board of Directors decided to enter into new indemnification agreements with all the directors and senior officers of our company. The terms of the indemnification agreements provide that our company will indemnify such directors and senior officers to the maximum extent possible under applicable law against any of the following liabilities or expenses incurred in respect of an act performed by virtue of his/her being a director or officer of the company: (i) a financial liability imposed on such director or senior officer in favor of another person by a court judgment, including a compromise judgment given as a result of a settlement or an arbitrator's award confirmed by court; and (ii) reasonable litigation costs, including attorneys' fees, expended by such director or senior officer for an attorney of his own choice at his sole discretion or which were imposed on such director or senior officer by a court, in a proceeding instituted against him by the company or in its name or by any other person, or in a criminal charge from which he was acquitted or in criminal charge on which such director or senior officer was convicted for a criminal offense that does not require proof of criminal thought. The indemnification of any director or senior officer of our company under the suggested indemnification agreements is limited to U.S. $3 million dollars.

     The indemnification agreements further provide that the directors and officers shall not be indemnified by our company (i) for expenses or liabilities of any type whatsoever which have been paid directly to such directors or senior officers or a third party by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the company; or (ii) on account of any suit in which judgment is rendered against such directors or senior officers for misuse or misappropriation of non public information, or otherwise involving their status as an "insider" of the company, in connection with any purchase or sale by them of securities of the company. The Israeli Companies Law and the suggested indemnification agreements also limit the indemnification of directors and senior officers for financial obligation imposed as consequence to a breach of the duty of loyalty by such directors or senior officers, except where such a director or senior officer acted in good faith and had reasonable grounds to assume that his/her act would not cause the company any harm; a violation of such director's or senior officer's duty of care towards the company, which was committed intentionally or recklessly, an act committed with the intention to realize a personal unlawful profit; or a fine or monetary composition imposed on such directors or senior officers.

     The above mentioned indemnification agreements with respect to those directors who are controlling shareholders were approved by our Audit Committee and our Board of Directors.

     It is therefore proposed that at the Meeting, shareholders adopt the following resolution:

         "RESOLVED, to authorize the company to enter into indemnification agreements with our officers and directors pursuant to the company's standard indemnification agreement."

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution. In order for this resolution be effective with respect to those directors and officers who are controlling shareholders, the proposal will require the affirmative vote of a majority of the ordinary shares represented and voting at the Meeting, provided one of the following conditions is met: (i) at least one-third of the non-interested shareholders voting with respect to the proposal are included in the majority; or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company.

     The Board of Directors recommends a vote FOR the foregoing resolution.





                 V. RECEIVE AND CONSIDER THE AUDITOR'S REPORT,

            DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

                           (Item 5 on the Proxy Card)

     At  the  Meeting,   our  Auditor's   Report,   Directors'  Report  and  the
Consolidated Financial Statements for the year ended December 31, 2002 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Auditors' Report, Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2002.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002.

OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

     A COPY OF THE COMPANY'S 2002 ANNUAL REPORT ON FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO THOSE SHAREHOLDERS WHO WOULD LIKE MORE DETAILED INFORMATION CONCERNING THE COMPANY. TO OBTAIN A COPY, PLEASE WRITE TO: MR. YOSSI BRIKMAN, MER TELEMANAGEMENT SOLUTIONS LTD., 40 ALUF DAVID STREET, RAMAT-GAN 52232, ISRAEL

                                             By Order of the Board of Directors,

                                             Yossi Brikman
                                             Secretary





Dated: June 23, 2003

                                                                      APPENDIX A


              PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF
                        MER TELEMANAGEMENT SOLUTIONS LTD.

Exemption, Indemnification and Insurance
----------------------------------------

109.     Exemption of Officers
         ---------------------

         Subject to the provisions of the Companies Law, the Company shall be entitled to exempt an officer thereof from his liability, in whole or in part, for damage caused due to the breach of the duty of care owed thereto.

110.     Liability Insurance
         -------------------

         Subject to the provisions of the Companies Law, the Company shall be entitled to enter into an insurance contract covering the liability of an officer thereof due to a liability to be imposed on him due to an act performed in his capacity as an officer thereof, for each one of the following:

          (1) A breach of the duty of care owed to the Company or to another person;

          (2) A breach of the fiduciary duties owed to the Company, provided that the officer shall have acted in good faith and had reasonable cause to believe that the act would not harm the Company's interests;

          (3)  A monetary liability imposed on him in favor of another person.

111.     Permission to Indemnify
         -----------------------

         The Company may undertake in advance to indemnify an officer thereof for liabilities or expenses as specified in subsections (1) and (2) below, to be imposed on him due to an act performed in his capacity as an officer thereof, provided that the undertaking shall be restricted to types of events which the board of directors shall deem to have been foreseeable at the time the undertaking to indemnify is made, and to a sum which shall not exceed an amount in NIS equal to 3 (three) million U.S. dollars, according to the representative rate, or any other official exchange rate replacing the same at the time of the liability; in addition, the Company may indemnify an officer retroactively for any liability or expense which are permitted at the time being by the Companies Law and/or any law ("Undertaking to Indemnify").

         (1) A monetary liability imposed on him in favor on another person in a judgment, including a judgment issued in a settlement and/or an arbitration award, that was approved by the court.

         (2) Reasonable litigation expenses, including lawyers' fees, incurred by or charged to him by a court, in a proceeding initiated against him by the Company or on its behalf or by another person, or in a criminal charge from or in which he shall have been acquitted or convicted of an offense requiring no proof of mens rea.

2.       General Provisions on Exemption from Liability, Insurance and
         -------------------------------------------------------------
         Indemnification
         ---------------

         The foregoing provisions are neither intended, nor shall operate, to restrict the Company in any way with regard to an exemption from liability and/or an engagement in another insurance contract and/or with regard to indemnification:

          (1) With regard to any person who is not an officer of the Company, including employees, contractors or consultants of the Company.

          (2) With regard to officers of the Company - insofar as the exemption from liability and/or the insurance and/or the Undertaking to Indemnify are not prohibited by any law.

          (3) The Company may undertake in advance to indemnify any person, including an officer of the Company, acting or having acted as a director on behalf of the Company, pursuant to its request, in another company in which the Company holds shares directly or indirectly, or in which the Company has any interest (a "Director in Another Company") for liabilities or expenses as stated in Section 111, imposed on him due to an act performed in his capacity as a Director in Another Company, provided that the undertaking will be limited to types of events which the board of directors deems to have been foreseeable at the time the Undertaking to Indemnify is made, and to an amount which the board of directors deems reasonable under the circumstances of the matter.

                                                                          ITEM 2

                        MER Telemanagement Solutions Ltd.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Chaim Mer and Yossi Brikman, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 25, 2003 at 10:00 a.m. at the principal offices of the Company, 40 Aluf David Street, Ramat Gan, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR IN ITEM 1 AND FOR ITEMS 2 THROUGH 5. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                        MER Telemanagement Solutions Ltd.

                                  July 25, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
                                     ------
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of four directors for terms expiring in 2004.

[  ] FOR ALL NOMINEES

[  ] WITHHOLD AUTHORITY FOR ALL NOMINEES

[  ] FOR ALL EXCEPT
     (see instructions below)

NOMINEES:
(  )CHAIM MER
(  )ALON AGINSKY
(  )ISAAC BEN-BASSAT
(  )STEVEN J. GLUSBAND


INSTRUCTION:  To withhold authority to vote for any individual nominee(s),  mark
-----------   "FOR ALL EXCEPT"  and fill in the circle next to each  nominee you wish to withhold, as shown here: (X)

2. Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their compensation.


         [  ] FOR               [  ] AGAINST         [  ] ABSTAIN


Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) in Items 3 and 4. PLEASE BE SURE TO INDICATE "YES" OR "NO" IN
ORDER FOR YOUR VOTE TO BE COUNTED.


3. To approve amendments to our current Articles of Association to exempt our officers and directors from liability, provide them with indemnification and to obtain liability insurance in accordance with the Israeli Companies Law.

         [  ] FOR                   [  ] AGAINST     [  ] ABSTAIN


         Do you have a personal interest with respect to Item 3?

         [  ] YES          [  ] NO

4. To approve our entering into indemnification agreements with our officers and directors.

         [  ] FOR                   [  ] AGAINST     [  ] ABSTAIN


         Do you have a personal interest with respect to Item 4?

         [  ] YES          [  ] NO

5. Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002.

         [  ] FOR                   [  ] AGAINST     [  ] ABSTAIN



To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via
this method.   []


Signature of Shareholder ___ Date ___ Signature of Shareholder_______ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               ---------------------------------
                                                         (Registrant)



                                            By: /s/ Shai Levanon
                                               ---------------------------------
                                               Shai Levanon, President and Chief
                                               Executive Officer



Date: June 27, 2003